UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 TABLE OF CONTENTS

CHANGES TO EXECUTIVE OFFICERS
SIGNATURES

Changes to Executive Officers

Infosys Limited, a company organized under the laws of the Republic of India (“Infosys,” or the “Company”), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On July 15, 2011, Infosys announced the composition of its new Executive Council, with immediate effect. The new Executive Council of the Company will include the executive members of the Company’s Board of Directors, heads of key business units and strategic business enabler units.

The members of the Executive Council of Infosys are:

	Name	Position
1.	S. Gopalakrishnan	Chief Executive Officer and Managing Director
2.	S. D. Shibulal	Chief Operating Officer and Member of the Board
3.	Srinath Batni	Member of the Board and Head – Delivery Excellence
4.	V. Balakrishnan	Chief Financial Officer and Member of the Board
5.	Ashok Vemuri	Member of the Board and Global Head - Financial Services and Insurance, Strategic Global Sourcing
6.	B. G. Srinivas	Member of the Board and Global Head - Manufacturing
7.	Chandrasekhar Kakal	Senior Vice President and Head - Business Operations Services
8.	U. B. Pravin Rao	Senior Vice President and Head – Retail, CPG & Logistics and Life Sciences
9.	Prasad Thrikutam	Senior Vice President and Head - Energy, Utilities, Communications & Services
10.	Stephen Pratt	Chief Executive Officer and Managing Director, Infosys Consulting
11.	Ramadas Kamath U.	Senior Vice President and Head - Commercial Facilities, Administration and Security
12.	Nandita Gurjar	Senior Vice President and Group Head - Human Resources Development
13.	Basab Pradhan	Senior Vice President and Global Head – Sales, Alliances and Marketing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. Gopalakrishnan

Date: July 18, 2011	S. Gopalakrishnan Chief Executive Officer